Exhibits

Exhibit 4.23

Bijan Khezri Esq

Basement Flat

40 Winchester Street

London

SW1V 4NF

9 April 2004

Dear Bijan

I write to confirm the agreement which we have reached regarding the change to the date upon which you will take up your appointment as a non executive director and chairman of the Company pursuant to the Letter of Appointment dated 30 March 2004 (“Letter”).

We have agreed that your appointment which was due to have commenced on 8 April 2004 will now take effect from the date (the “Commencement Date”) immediately following the date upon which the filing of the Group Accounts with the US Securities and Exchange Commission, in accordance with applicable US law and regulation, is made. “Group Accounts” for this purpose shall mean the Annual Report and 20F of the Company and its subsidiaries (the “Group”) for the financial year ended 31 December 2003 including the consolidated financial statements of the Group for that year set out therein.

Accordingly it is agreed that paragraph 1.2 of the Letter be amended by substituting for the date of 8 April 2004 where it appears in that paragraph the words “the Commencement Date”. Save as aforesaid the Letter will remain in full force and effect.

I will be grateful if you would confirm your acceptance of the terms set out in this letter by signing and returning the attached copy letter.

Yours sincerely,

Director

Baltimore Technologies Plc

I have read this letter and accept the terms detailed above.

Signature:

Date:

Name: